As of the close of business on December 2, 2016, pursuant to an Agreement and Plan of Reorganization approved by the Funds' Board of Trustees, all of the assets, subject to the liabilities, of the Brown Advisory Value Equity Fund ("Value Equity Fund") were transferred to the Brown Advisory Flexible Equity Fund ("Flexible Equity Fund") in exchange for shares of the Flexible Equity Fund of equal value. The purpose of the transaction was to combine two funds with similar investment strategies and investments into a single fund having a larger asset base that has the potential to produce economies of scale. The exchange ratio was 0.868 for Institutional Shares, 0.870 for Investor Shares and 0.875 for Advisor Shares. The net asset values of the Flexible Equity Fund Institutional, Investor, and Advisor Shares on the close of business December 2, 2016, both before and after the reorganization, were $16.57, $16.55 and $16.58, respectively. A total of 72,612 Institutional Shares, 2,509,981 Investor Shares and 59,882 Advisor Shares were issued to shareholders of the Value Equity Fund in the exchange. The Value Equity Fund's net assets at the reorganization date of $43,734,447, including $10,536,322 of unrealized appreciation, were combined with those of the Flexible Equity Fund. Assuming the acquisition had been completed on July 1, 2016, the beginning of the annual reporting period of the Flexible Equity Fund, proforma results of operations during the six months ended December 31, 2016 would include net investment income of $1,048,358, and net realized and change in unrealized gain of $41,056,664, resulting in an increase in net assets of $42,105,022. Prior to the reorganization, the Flexible Equity Fund net assets totaled $339,791,609. Immediately after the reorganization, the net assets of the Flexible Equity Fund totaled $383,526,056. The exchange was a tax-free event to the Value Equity Fund shareholders. For financial reporting purposes, assets received and shares issued by the Flexible Equity Fund were recorded at fair value; however, the cost basis of investments received from the Value Equity Fund was carried forward to align ongoing reporting of the Flexible Equity Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.